Crestwood Midstream Partners LP

Crestwood Midstream Finance Corp.

700 Louisiana Street, Suite 2550

Houston, Texas 77002

June 15, 2017

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall Division of Corporation Finance

Re:	Registration Statement on Form S-4, as amended Filed May 12, 2017 File No. 333-217960

Dear Mr. Schwall:

This letter supplements the Registration Statement on Form S-4, as amended, of Crestwood Midstream Partners LP and Crestwood Midstream Finance Corp. (the “Issuers”) with respect to an offer to exchange (the “Exchange Offer”) the Issuers’ 5.75% Senior Notes due 2025 (the “Original Notes”), which were originally issued on March 14, 2017 to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms substantially identical to the Original Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Original Notes. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Issuers hereby confirms and represents as follows:

1. The Issuers are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Issuers have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those Exchange Notes following the completion of the Exchange Offer. The Issuers are not aware of any person

Securities and Exchange Commission

June 15, 2017

that will participate in the Exchange Offer with a view to distribute the Exchange Notes. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the prospectus or a letter of transmittal) that, if such person is tendering Original Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

3. The Issuers will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such person does not intend to engage in a distribution of the Exchange Notes. In addition, the Issuers will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it was an “underwriter” within the meaning of the Securities Act.

(Signature Page Follows)

If any additional supplemental information is required by the Staff, please contact the undersigned at (832) 519-2200 or Gillian A. Hobson of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

CRESTWOOD MIDSTREAM PARTNERS LP
By Crestwood Midstream GP LLC, its General Partner

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Senior Vice President and Chief Financial Officer

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Correspondence